

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 20, 2007

Ms. Dorothea W. Krempein
Chief Financial Officer
Energytec, Inc.
4965 Preston Park Blvd., Suite 270 E
Plano, TX 75093

   Re: **Energytec, Inc**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed April 17, 2007
      Form 10-Q for the Quarterly Period Ended June 30, 2007
      Filed August 14, 2007
      File No. 000-50072

Dear Ms. Krempein:

   We have reviewed your filings, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Properties, page 21

Talco/Trix-Liz Field and Sulpher Bluff Field, page 22

1. In the third paragraph you state "We do not believe revenue from production at current levels will cover the costs of production" and that "wells in this field will require an extensive amount of remediation to achieve additional production."

Please tell us whether or not you considered this an indicator of impairment and if so, whether or not you have completed an impairment test for these properties under the provisions of SFAS 144. Additionally tell us what amount is recorded within net property and equipment for these fields.

Controls and Procedures, page 46

Disclosure Controls and Procedures, page 46

2.   We note your officers concluded that "…the disclosure controls and procedures are effective in connection with Energytec's filing of its annual report on Form 10-K for the year ended December 31, 2006." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. It is unclear from the disclosure if your officers have concluded that your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures, or if they are only effective as it relates to the filing of your 2006 Form 10-K. Please advise, and revise your disclosure if applicable. This comment is also applicable for your Form 10-Q for the Quarterly Period Ended June 30, 2007.

Notes to Consolidated Financial Statements, page F-8

Note 1 Summary of Significant Accounting Policies, page F-8

Method of Accounting for Oil and Gas Properties, page F-9

3.   We note your disclosure that capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated residual salvage values, are depreciated and depleted by the units-of-production method. Please clarify why you are treating estimated dismantlement and abandonment costs like salvage value when you determine the costs subject to depreciation. Note that paragraph 23 of SFAS 143 amended paragraph 37 of SFAS 19.

4.   Please expand your disclosure to indicate whether or not your capitalized acquisition costs of proved properties are depleted using proved reserves. Refer to paragraph 30 of SFAS 19.

5.   Please expand your disclosure to indicate whether or not your capitalized exploratory drilling and development costs are depleted using proved developed reserves. Refer to paragraph 30 of SFAS 19.

6.   You explain that you sold your remaining interest in various leases, a drilling rig, vehicles and other equipment, and recognized a loss of $336,824; and because these sales are not a part of the normal business operations, you reflected the loss as other expense in the statement of operations. Paragraph 45 of SFAS 144 provides that a gain or loss on the sale of long-lived assets should be included within the presentation of income (loss) from operations. Please revise your presentation to comply, or tell us why you do not believe such guidance is applicable in this situation. We also note this comment is applicable for gains/losses reported within your Form 10-Q for the Quarterly Period Ended June 30, 2007.

7.   You state that "Subsequent to December 31, 2006, the Company entered into negotiations to sell 100% of its interest in certain leases…", and that you have presented the assets as held for sale as of December 31, 2006, and recognized a loss as the asset was recorded at fair market value. As you explain that you entered into negotiations to sell the leases after December 31, 2006, please tell us why you believe you have met all of the requirements for classification as held for sale outlined in paragraph 30 of SFAS 144. Within your response please also address the guidance in paragraph 33 of SFAS 144 regarding the criteria for classifying an asset as held for sale after the balance sheet date, but before issuance of the financial statements.

8.   If after completing your analysis of paragraphs 30 and 33 of SFAS 144, you conclude your assets are properly presented as held for sale at December 31, 2006, please confirm that your assets are recorded at fair value less cost to sale, as required by paragraph 34 of SFAS 144.

      Also, in accordance with paragraph 45 of SFAS 144, please revise your presentation to include your loss contingency within the presentation of income (loss) from operations, or tell us why you do not believe such guidance is applicable in this situation.

Asset Retirement Obligations, page F-16

9.   In the paragraph immediately preceding your table reconciling beginning and
        ending asset retirement obligation, you explain that during the year ended
        December 31, 2006, you expended $681,310 to plug wells. However, per review
        of your Consolidated Statements of Cash Flows for the year ended December 31,
        2006, the amount presented related to asset retirement obligations is $419,071.
        Please reconcile this difference for us, and if applicable, revise your financial
        statements and related disclosures.

Note 9 – Drilling Program, page F-27

10.   We note in 2005 you entered into an agreement to sell well sites and drill seven
        wells for net proceeds of $7,200,000, and that you allocated $3,500,000 of the
        deferred revenue to the sale of the well sites, and the remaining $3,700,000 to the
        estimated costs of drilling and completing the wells. Please tell us how you
        allocated the deferred amount between the well sites sold, and the estimated
        drilling and completion costs. Also, confirm if true, that the sale of the well sites
        was conditional upon drilling and completing the seven wells.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Controls and Procedures, page 21

11.   We note your disclosure that "…there have been no significant changes in
        Energytec's internal controls …" Please note Item 308 of Regulation S-K
        requires disclosure of any change in internal control over financial reporting that
        has materially affected, or is reasonably likely to materially affect your internal
        controls over financial reporting. Please revise your statement as necessary.

Engineering Comments

Supplemental Information (unaudited), page F-30

Reserve Information, page F-31

12.   Financial Accounting Standard 69, paragraph 11 requires the explanation of
        "significant changes" in year-end proved reserves due to the specified line items.
        We note significant changes in 2004 and 2006 due to revisions of previous
        estimates and in 2005 due to sales of minerals in place. Please amend your
        document to explain each significant change for each of the three prior years.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief